Filed by The Chiba Bank, Ltd.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Companies: The Chiba Bank, Ltd. (File Number: 132-_______)

and The Chiba Kogyo Bank, Ltd. (File Number: 132-_____)

Dated September 29, 2025

To whom it may concern:	September 29, 2025
Company Name	The Chiba Bank, Ltd.
Name of Representative	Tsutomu Yonemoto, President and Group Chief Executive Officer (CEO) (Securities code: 8331; Tokyo Stock Exchange, Prime Market)
Company Name	The Chiba Kogyo Bank, Ltd.
Name of Representative	Hitoshi Umeda, President (CEO) and Managing Executive Officer (Securities code: 8337; Tokyo Stock Exchange, Prime Market)

Memorandum of Understanding regarding Management Consolidation

Between The Chiba Bank, Ltd. and The Chiba Kogyo Bank, Ltd.

The Chiba Bank, Ltd. (President and Group Chief Executive Officer (CEO): Tsutomu Yonemoto; “Chiba Bank”) and The Chiba Kogyo Bank, Ltd. (President (CEO) and Managing Executive Officer: Hitoshi Umeda; “Chiba Kogyo Bank”) (Chiba Bank and Chiba Kogyo Bank are hereinafter collectively referred to as the “Banks”) hereby announce that the Banks resolved, at their respective boards of directors today, to conclude a memorandum of understanding to proceed with discussions and deliberations toward implementing a management consolidation by establishing a holding company (the “Management Consolidation”) as detailed below and that the Banks entered into a memorandum of understanding (the “Memorandum of Understanding”).

Details

1.        Background of the Management Consolidation

Chiba Bank and Chiba Kogyo Bank, as regional financial institutions both headquartered in Chiba Prefecture, consider their value to lie in contributing to solving regional challenges and fostering the sustainable growth of the region. Chiba Bank has defined its purpose as “Create a local community better suited to bringing each person’s hope to life” and Chiba Kogyo Bank has defined its purpose as “Create a thousand happinesses by always being there for our customers and community. Today, and for every tomorrow.”, and the Banks have been working on various regional initiatives, either individually or occasionally in collaboration with each other.

Chiba Prefecture is located in the Tokyo metropolitan area and offers excellent access to the city center and abundant employment opportunities. The urban development around Narita Airport has established it as an international business hub, while the expansion of transportation networks such as the Metropolitan Inter-City Expressway (Ken-O Expressway) has further enhanced the flow of people and goods. Furthermore, Chiba Prefecture boasts premier national rankings in terms of prefectural gross domestic product, commerce, industry, agriculture, and even fisheries. It is also actively leveraging its tourism resources, capitalizing on its rich natural environment and warm climate.

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On the other hand, customer values have become increasingly complex and diverse, their behavioral patterns have significantly changed, and society itself is undergoing major changes—including advances in digital technology, growing interest in sustainability, the impact of soaring raw material prices and worsening labor shortages. As a result, the needs of regional communities and the challenges that need to be addressed are becoming increasingly diverse and complex.

Under such business environment, the Banks have determined that through the Management Consolidation, in which the autonomy and self-reliance of the Banks will be respected to the maximum extent, and with the aim of contributing to the sustainable growth of customers and the region more than ever before and addressing of increasingly complex regional challenges, the Banks, which have their respective regional bases in Chiba Prefecture, will contribute to the further development of Chiba Prefecture’s economy, the realization of the purposes of the Banks, and the enhancement of corporate value. Therefore, based on mutual trust and respect, the Banks reached a memorandum of understanding to proceed with discussions and deliberations toward the Management Consolidation.

2.        Philosophy and objectives of the Management Consolidation

The aim of the Management Consolidation is for the Banks, both of which already possess customer bases in Chiba Prefecture and the Tokyo metropolitan area, to “step up” to a new banking group for the region.

In the Management Consolidation, the Banks agree to respect each other’s operational autonomy and self-reliance to the maximum extent, and to engage in discussions and deliberations aimed at “strengthening regional financial capabilities through two brands built on mutual trust and respect.” The Banks will respect each other’s approach and policy toward customers to the maximum extent in today’s business environment, where customer needs and challenges to be addressed are diversifying and becoming more complex. At the same time, the Banks will enhance and diversify the solutions offered to customers while pursuing productivity and efficiency through the establishment of collaborative relationships that leverage the Banks’ customer relationships and autonomy, mutual utilization of the Banks’ respective strengths in products, services, and expertise, and by leveraging each other’s management resources as their customer bases expand. Through these measures, the Banks will provide customers and the community with an enhanced customer experience and greater added value.

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In addition, amid intensifying competition in the financial sector to enhance service convenience driven by technological innovation in financial services and cross-industry expansion, the Banks believe it is essential to secure diverse personnel early on to enable value creation and handling of issues in specialized fields. Through collaboration between the Banks, sharing management resources, and fostering talent by sharing knowledge, experience, and expertise in accordance with mutual trust and respect, the Banks will not only secure professional personnel but also create new growth opportunities for employees and build a system where each employee can maximize their abilities and shine in their own way.

Furthermore, as the long-standing policy of monetary easing undergoes significant review and competition in the financial sector is expected to intensify with the arrival of a “world with positive interest rates,” and as strengthening resilience—including measures against financial crimes and cybersecurity—becomes increasingly vital to ensure that customers can use our services safely and securely, the Banks strongly recognize that their responsibility to provide financial infrastructure is now more significant than ever before and they consider it their social mission to contribute to the maintenance and development of a stable and sound regional financial system. By leveraging the complementary strengths and networks of the Banks within Chiba Prefecture and ensuring the stability of the regional economy through the continued operation and further strengthening of a sound regional financial system, the Banks will contribute to the sustainable development of regional communities. Regarding the management structure of the Banks following the Management Consolidation, the Banks will determine through future discussions based on the premise of respecting each other’s operational autonomy and self-reliance to the maximum extent.

3.	Synergies anticipated from the Management Consolidation

Chiba Bank has developed advanced alliance strategies across various domains, including businesses, system administration, and the utilization of digital tools, through initiatives such as the TSUBASA Alliance launched in 2015, the Chiba-Musashino Alliance launched in 2016, the Chiba-Yokohama Partnership launched in 2019, and the business collaboration with Sony Bank Inc. that commenced in 2022.

Chiba Kogyo Bank has accumulated various expertise related to collaboration with other banks through initiatives such as the FinX Partnership launched in May 2018, aiming to advance digitalization through collaboration and cooperation, and focusing management resources on strategic areas through the development of an accounting system platform at the Regional Bank Integrated Service Center, which Chiba Kogyo Bank and 12 other regional banks have joined.

By utilizing such experience and expertise related to alliances and collaboration with other banks, the Banks will explore specific measures in the future with a focus on the following synergies in order to achieve the objectives of the Management Consolidation as soon as possible, contribute to the sustainable growth of the regional economy, and maximize corporate value.

(1)	Increased contribution to the sustainable development of customers and the region

By strengthening their sales capabilities and expanding their sales channels through mutually leveraging each other’s customer relationships, expertise, information, and other strengths that the Banks have cultivated at their bases in Chiba Prefecture, as well as by enhancing and diversifying their products and services through strengthening their ability to respond to customer needs and issues, the Banks strive to provide their customers and the region with a better customer experience and added value, thereby aiming to further expand the Banks’ top-line revenue.

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(2)	Streamlining of management and strategic investment through sharing management resources

The Banks aim to achieve further growth by achieving cost reductions through optimizing overlapping head office functions and combining back-office operations, and by entering new business domains by leveraging their management resources, knowledge, experience, and expertise.

4.	Form of management consolidation

(1)	Form

The Banks will proceed with discussions and deliberations toward establishing a bank holding company (the “Holding Company”) as the wholly-owning parent company of the Banks through a joint share transfer (the “Share Transfer”) (i.e., making the Share Transfer effective), on or around April 1, 2027, subject to obtaining approval at the respective shareholders meetings of the Banks, and authorizations, approvals, certifications and/or permissions by relevant authorities required for the execution of the Management Consolidation. In addition, following the Management Consolidation, the Banks, which will become subsidiaries of the Holding Company, do not plan to conduct a merger, based on the judgment that conducting business development that leverages their respective strengths will lead to the realization of the objectives of the Management Consolidation.

(2)	Policy regarding the listing of the Holding Company

It is planned that the Holding Company will apply for a technical listing of its shares of common stock on the Prime Market of the Tokyo Stock Exchange. In addition, since the Banks will each become a wholly-owned subsidiary of the Holding Company through the Share Transfer, the shares of the Banks will be delisted from the Tokyo Stock Exchange prior to the effective date of the Share Transfer.

5.	Overview of the Holding Company

It is planned that the name and the address of the head office of the Holding Company will be determined in a definitive agreement regarding the Management Consolidation (the “Definitive Agreement”) upon future discussions between the Banks. The addresses of the head offices and the principal offices of Chiba Bank and Chiba Kogyo Bank, which will both become subsidiaries of the Holding Company, will remain unchanged. It is anticipated that the initial organizational structure of the Holding Company after the Management Consolidation will be that of a company with an audit and supervisory committee, and it is planned that the details of the organizational structure and officers will be determined in the Definitive Agreement upon discussions between the Banks.

6.	Share transfer ratio

The share transfer ratio for the Share Transfer will be announced as soon as it is determined through discussions in good faith between the Banks, based on various factors including the results of the due diligence to be conducted in the future and the results of the calculation of the share transfer ratio by the third-party appraisers appointed respectively by the Banks.

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7.       Establishment of a preparatory committee on management consolidation

In order to facilitate the smooth progress of the Management Consolidation, the Banks will, promptly after entering into the Memorandum of Understanding, establish a preparatory committee on management consolidation and engage in focused discussions regarding the Management Consolidation.

8.       Upcoming schedule

September 29, 2025	(Date of this announcement)	Execution of the Memorandum of Understanding
March 2026	(Expected)	Execution of the Definitive Agreement and drafting of a written share transfer plan
December 2026	(Expected)	Holding of extraordinary general meetings of shareholders by the Banks
April 1, 2027	(Expected)	Establishment (effective date of the Share Transfer) of and listing date of the Holding Company

(Note) The above upcoming schedule is the current plan and is subject to change depending on future discussions between the Banks and other factors. In addition, the execution of the Management Consolidation is subject to obtainment of the required authorizations, approvals, certifications and/or permissions by relevant authorities (including the filing of a Form F-4 registration statement with the U.S. Securities and Exchange Commission (the “SEC”) and the coming into effect of the registration statement, and Banks plan to obtain the approval under the Act on Special Measures concerning Act on Prohibition of Private Monopolization and Maintenance of Fair Trade to Maintain Provision of Fundamental Services Pertaining to Regional Motor Carrier Services for Ride-Sharing by General Passengers and Banking Business), and if, pursuant to the status of obtaining such authorizations, approvals, certifications and/or permissions, any reason arises that delays the schedule of the Management Consolidation, an announcement will promptly be made.

9.	Overview of the Banks
(1)	Corporate Profiles (as of March 31, 2025)

Name	Chiba Bank	Chiba Kogyo Bank
Address	1-2 Chiba-minato, Chuo-ku, Chiba City, Chiba	1-2, Saiwaicho 2-chome, Mihama-ku, Chiba City, Chiba
Name and title of representative	Tsutomu Yonemoto, President and Group Chief Executive Officer (CEO)	Hitoshi Umeda, President (CEO) and Managing Executive Officer
Business	Ordinary banking services	Ordinary banking services
Amount of stated capital	145.0 billion yen	62.1 billion yen
Date of incorporation	March 31, 1943	January 18, 1952
Number of issued shares	805,521,087 shares	62,222,045 shares of common stock 2,787,233 shares of preferred stock
Fiscal year end	March 31	March 31
Total assets (consolidated)	21,631.2 billion yen	3,246.8 billion yen
Net assets (consolidated)	1,145.1 billion yen	174.7 billion yen
Deposits (non-consolidated)	16,268.7 billion yen	2,879.5 billion yen
Loan balance (non-consolidated)	13,233.3 billion yen	2,420.3 billion yen
Number of employees (consolidated) (as of March 31, 2025)	4,280 people	1,313 people
Number of locations (including branch offices) (as of March 31, 2025)	186 domestic offices, 4 overseas branches and 2 overseas representative offices	80 domestic branches and 2 Loan Plazas

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Major shareholders and shareholding ratios (as of March 31, 2025)	The Master Trust Bank of Japan, Ltd. (Trust account)	15.27%	The Chiba Bank, Ltd.	19.00%
	Custody Bank of Japan, Ltd. (Trust account)	5.75%	Mizuho Bank, Ltd.	15.25%
	Nippon Life Insurance Company	3.79%	The Master Trust Bank of Japan, Ltd. (Trust account)	8.74%
	STATE STREET BANK AND TRUST COMPANY 505223 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	3.47%	Custody Bank of Japan, Ltd. (Trust account E)	3.34%
	Sumitomo Life Insurance Company	2.58%	Custody Bank of Japan, Ltd. (Trust account)	2.88%
	Meiji Yasuda Life Insurance Company	2.52%	Sakamoto Feeds Co., Ltd.	2.02%
	The Dai-ichi Life Insurance Company, Limited	2.29%	Chiba Kogyo Bank Employee Ownership	1.94%
	STATE STREET BANK AND TRUST COMPANY 505001 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	2.13%	Meiji Yasuda Life Insurance Company	1.89%
	Sompo Japan Insurance Inc.	1.98%	Yasuo Terada	1.60%
	STATE STREET BANK WEST CLIENT -TREATY 505234 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	1.56%	Tachibana Securities Co., Ltd.	1.57%
Relationship between the parties (as of March 31, 2025)
	Capital relationship

Chiba Bank holds 11,812,000 shares of Chiba Kogyo Bank (19.00% of the total number of issued shares (excluding treasury shares)).

In addition, Chibagin Securities Co., Ltd., a wholly owned subsidiary of Chiba Bank, holds 22,520 shares of Chiba Kogyo Bank (0.03% of the total number of issued shares (excluding treasury shares)).

	Personnel relationship	None
	Business relationship	None
	Status as related party	None

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(2)	Outline of business results for the past three years (The unit is billions of yen, except as otherwise noted.)
	Chiba Bank			Chiba Kogyo Bank
Fiscal year	Ended March, 31 2023	Ended March, 31 2024	Ended March 31, 2025	Ended March 31, 2023	Ended March 31, 2024	Ended March, 31 2025
Net assets (consolidated)	1,061.1	1,181.5	1,145.1	170.7	187.2	174.7
Total assets (consolidated)	19,778.0	21,308.7	21,631.2	3,180.1	3,229.2	3,246.8
Net assets per share (yen) (consolidated)	1,464.45	1,651.46	1,618.89	1,964.23	2,279.01	2,247.32
Ordinary income (consolidated)	278.3	310.7	362.1	51.3	54.5	56.9
Gross business profits (non-consolidated)	155.5	168.2	186.5	31.7	35.8	32.3
Net business income (non-consolidated)	73.0	83.1	94.6	8.1	11.1	7.0
Core net business income (non-consolidated)	93.0	88.9	103.4	10.2	14.9	12.2
Ordinary profit (consolidated)	86.9	90.2	107.5	9.6	10.2	10.6
Profit attributable to owners of parent (consolidated)	60.2	62.4	74.2	6.4	7.4	7.4
Profit per share (yen) (consolidated)	82.52	86.53	104.17	92.07	112.62	116.49
Dividend per share (yen)	28.00	32.00	40.00	Common stock 5.00 Class 2 Preferred Stock 104.00 2nd Series of Class 6 Preferred Stock 300.00 1st Series of Class 7 Preferred Stock 900.00 2nd Series of Class 7 Preferred Stock 9,000.00	Common stock 10.00 Class 2 Preferred Stock 104.00 2nd Series of Class 6 Preferred Stock 300.00 1st Series of Class 7 Preferred Stock 900.00 2nd Series of Class 7 Preferred Stock 9,000.00	Common stock 10.00 Class 2 Preferred Stock 104.00 2nd Series of Class 6 Preferred Stock 300.00 1st Series of Class 7 Preferred Stock 900.00 2nd Series of Class 7 Preferred Stock 9,000.00

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10.	Others

In the event the Management Consolidation is carried out, shares of the Holding Company will be issued to the shareholders of the Banks. In accordance with the U.S. Securities Act of 1933, it is planned that the Banks will file a Form F-4 registration statement with the SEC regarding the Management Consolidation. In particular, U.S. shareholders of the Banks should refer to the details provided at the end of this press release.

11.	Future outlook

The business results forecast for the Holding Company and other matters related to the Share Transfer are to be formulated in the future and will be announced as soon as they are finalized.

The impact of the Management Consolidation on the consolidated business results of each of the Banks for the fiscal year ending in March 2026 is currently expected to be minimal.

End

Contact details for inquiries regarding the Management Consolidation

Chiba Bank
Corporate Planning Division	Ph: +81-43-245-1111

Chiba Kogyo Bank
Management Planning Division	Ph: +81-43-243-2111

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Regarding the U.S. Securities Act

If the Management Consolidation is executed, the Banks plan to file a Form F-4 registration statement with the SEC in connection with the Management Consolidation. If a Form F-4 is filed, the Form F-4 will include a prospectus and other documents. If a Form F-4 is filed and becomes effective, the prospectus filed as part of the Form F-4 will be sent to U.S. shareholders of the Banks before the date of the shareholders meetings at which the Management Consolidation will be voted upon. The Form F-4 and prospectus will, if the Form F-4 is filed, contain material information, including information about the Banks, the Management Consolidation, and other related information. U.S. shareholders to whom the prospectus is distributed are requested to carefully read the Form F-4, prospectus, and other documents that are planned to be filed with the SEC in connection with the Management Consolidation before exercising voting rights in relation to the Management Consolidation at the relevant bank’s shareholders meeting. All documents filed with the SEC in connection with the Management Consolidation will be made available, free of charge, on the SEC’s website (www.sec.gov) after they are filed. These documents will be provided free of charge upon request. Requests for delivery may be made using the contact information stated on the preceding page.

Cautionary Statement Concerning Forward-Looking Statements

This document contains forward-looking statements regarding a Management Consolidation between the Banks and its outcome. These forward-looking statements are presented using the words “anticipate,” “aim,” “will,” “risk,” “might,” and other similar expressions or by descriptions regarding strategies, goals, plans, intentions, or the like. A number of factors might cause the Banks’ actual respective business performances to differ materially from the forward-looking statements contained herein.

The Banks do not bear any obligation to update and publicly announce any forward-looking statements after the date of this document. Investors are requested to refer to any further disclosures made by the Banks (or the post-management consolidation group) in public announcements in Japan and SEC filings.

Examples of risks, uncertainties, and other factors indicated above include, but are not limited to, those set out below.

-	Inability of the Banks to reach agreement regarding terms and conditions for the Management Consolidation
-	Failure to obtain the necessary shareholder meeting approval for the Management Consolidation
-	Failure to obtain the necessary permits and approvals for the Management Consolidation, or failure to fulfill other terms and conditions for the execution of the Management Consolidation
-	Impact of changes in laws, accounting standards, or the business environment applicable to the Banks
-	Challenges in implementing the business strategies of the Banks
-	Impact of changes in general economic or industry conditions, including financial market instability
-	Other risks related to the execution of the Management Consolidation

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Memorandum of Understanding regarding Business Integration Between The Chiba Memorandum of Understanding regarding Management Consolidation Between The Chiba Bank, Ltd. and The Chiba Kogyo Bank, Ltd. September 29, 2025 The Chiba Bank, Ltd. and The Chiba Kogyo Bank, Ltd.

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Background of Business Integration Background of Management Consolidation The Banks, as regional financial institutions, both headquartered in Chiba Prefecture, have pursued various initiatives, including establishing their purpose and vision, and providing convenient and useful financial and non-financial services, in order to contribute to solving regional challenges and fostering the sustainable growth of the region. Chiba Prefecture, which is at the premier national rankings economic scale across all industries, is a rich market. On the other hand, the needs of regional communities and the challenges that need to be addressed, such as diversification of customer values, changes in customer's behavioral patterns, advances in digital technology, worsening labor shortages and growing interest in sustainability, are becoming increasingly diverse and complex. Furthermore, driven by technological innovation in financial services and cross-industry expansion and the arrival of a "world with positive interest rates," competition in the financial sector is expected to intensify and strengthening resilience - including measures against financial crimes and cybersecurity - becomes increasingly vital to ensure that customers can use their services safely and securely. Under such business environments, maintaining and strengthening a sound regional financial system is essential for the sustainable development of regional communities. Advances in digital technology Diversification of customer's values Changes in customer's behavior patterns Rising prices for raw materials Labor shortages Growing interest in sustainability The increasing diversification and complexity of needs of regional communities and challenges to be addressed The Banks, united by their purposes and visions for the "regional community" and "regional customers," will respond to environmental changes as one. Management Consolidation ~Two Brands of "Trust and Respect" ~ Cross-industry expansion Technological innovation in financial services Arrival of a "world with positive interest rates" Intensification of competition Strengthening of resilience

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Significance/Objectives of Business Integration (1/2) Significance/Objectives of Management Consolidation (1/2) Strengthening of Regional Financial Capabilities through Two Brands of "Trust and Respect" CHIBA BANK Purpose To create a local community better suited to bringing each person's hope to life Vision An Engagement Bank Group that works closely with the community Chiba Kogyo Bank Purpose Create a thousand happiness by always being there for customers and community. Today, and for every tomorrow. Vision Continue to design everyone's happiness together as a reliable partner Chiba Bank Chiba Kogyo Bank "Trust" The Roles to Be Respectively Fulfilled by the Banks Strengthening of Capacity to Contribute to the Region Strengthening of Regional Financial Capabilities Regional Revitalization "Respect" The Values that the Banks Have Cherished Deepening of Relationships with Regional Communities and Customers

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Significance/Objectives of Business Integration (2/2) Significance/Objectives of Management Consolidation (2/2) Values that Banks Provide to Stakeholders Chiba Bank Chiba Kogyo Bank For Individual Customers Further transform the customer experience through personalized proposals across real and digital channels [Advance the Consulting - Driven Approach] Providing solutions according to each customer's life plan For Corporate Customers Propose solutions as a management assistant through a hybrid of real and digital channels [Advance the Consulting - Driven Approach] Providing "Solution-Oriented Consulting" to realize the future vision pursued together with our customers Region Achieve sustainable regional growth through contributions to solve local social challenges and support enriched lifestyles Promote local exchange, discovery of attractions, and revitalization through the realization of the CKB Community* (*) Connections created by designing abundant "happiness" through leveraging expertise cultivated through consulting - driven approach, as well as information and networks unique to regional financial institution. Employees Enhance engagement through career development support and diverse workplaces Enhance engagement through the creation of "joy and personal growth," "sense of security and self-fulfillment," and "community and pride and affection" Investors Enhance corporate value through steady execution of growth strategies and strategic utilization of capital Enhance corporate value through strategic asset allocation and preferred stock reduction Business Integration Strengthening of Regional Financial Capabilities Integration of the Management Resources of the Two Banks Regional Revitalization Realization of "Strong Regional Economy" and "Rich Living Environment"

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Form of Integration and Upcoming Schedule Form of Management Consolidation and Upcoming Schedule To maximize the management consolidation benefits, the newly established holding company will lead the collaboration between the groups. Prior to the Management Consolidation Shareholders Chiba Bank Shareholders Chiba Kogyo Bank After the Management Consolidation Shareholders Newly established holding company Share transfer Chiba Bank Share transfer Chiba Kogyo Bank The Management Consolidation will be carried out through a joint share transfer method. The name of the newly established holding company will be provided in the written share transfer plan for the Management Consolidation. Schedule Event September 29, 2025 (Date of this announcement) Execution of the Memorandum of Understanding March 2026 (Expected) Execution of the Definitive Agreement and drafting of a written share transfer plan December 2026 (Expected) Holding of extraordinary general shareholders meetings by the Banks April 1, 2027 (Expected) Establishment (effective date of the Share Transfer) of and listing of the Holding Company The above constitutes the current plan and is subject to change depending on future discussions between the Banks. The execution of the Management Consolidation is subject to obtainment of the required authorizations, approvals, certificate and/or permissions by the relevant authorities, and if, pursuant to the status of obtaining such authorizations, approvals, certificate and/or permissions, any reason arises that delays the schedule of the Management Consolidation, an announcement will promptly be made.

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Overview of the Two Banks Overview of the Banks Two Brands of "Trust and Respect" New Financial Group (Simple Sum) Total assets (consolidated) 24,878,1 billion yen Deposits 19,148.3 billion yen --Loan balance 15,653.6 billion yen Net income (consolidated) 92.5 billion yen Total market value 1,322.2 billion yen No. of employees (consolidated) 5,593 persons No. of locations (banks) Domestic: 268 Overseas: 6 Group companies (affiliated companies) 22 companies Share in Chiba Prefecture Deposits: 34.3% Loans: 52.2% CHIBA BANK Location: Chiba City, Chiba Established: March 1943 Total assets (consolidated) 21,631.2 billion yen Deposits 16,268.7 billion yen Loan balance 13,233.3 billion yen Net income (consolidated) 85.0 billion yen Total market value 1,228.0 billion yen No. of employees (consolidated) 4,280 persons No. of locations (banks) Domestic: 186 Overseas: 6 Group companies (affiliated companies) 18 companies Chiba Kogyo Bank Location: Chiba City, Chiba Established: January 1952 Total assets (consolidated) 3,246.8 billion yen Deposits 2,879.5 billion yen Loan balance 2,420.3 billion yen Net income (consolidated) 7.5 billion yen Total market value 94.2 billion yen No. of employees (consolidated) 1,313 persons No. of locations (banks) 82 Group companies (affiliated companies) 4 companies * Total assets, Deposits and Loan balance: as of the end of March 2025; Net income: performance forecast for the fiscal year ended March 2026; and Total market value: as of the end of August 2025. No. of employees, No. of locations and Group companies: as of the end of March 2025; and Shares in the prefecture: (Source) Finance Journal, "Finance Map 2025 Edition" (as of the end of March 2024).

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